Exhibit 77(m)

                                     Mergers

On August 3, 2004 the shareholders of the ING Bond Fund, a series of ING Series Fund, Inc. approved the reorganization with and merger into ING Immediate Bond Fund. The reorganization was completed on August 16, 2004.